TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

December 31, 2012

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2012 and December 31, 2012

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31, 2012	December 31, 2012	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	¥1,679,200	¥1,241,499	$14,339
Time deposits	80,301	124,090	1,433
Marketable securities	1,181,070	1,404,085	16,217
Trade accounts and notes receivable, less allowance for doubtful accounts	1,999,827	1,568,066	18,111
Finance receivables, net	4,114,897	4,725,232	54,577
Other receivables	408,547	338,587	3,911
Inventories	1,622,282	1,623,827	18,755
Deferred income taxes	718,687	681,810	7,875
Prepaid expenses and other current assets	516,378	546,363	6,311

Total current assets	12,321,189	12,253,559	141,529

Noncurrent finance receivables, net	5,602,462	6,315,750	72,947
Investments and other assets:
Marketable securities and other securities investments	4,053,572	4,673,940	53,984
Affiliated companies	1,920,987	1,995,755	23,051
Employees receivables	56,524	57,305	662
Other	460,851	459,515	5,307

Total investments and other assets	6,491,934	7,186,515	83,004

Property, plant and equipment:
Land	1,243,261	1,274,156	14,717
Buildings	3,660,912	3,750,410	43,317
Machinery and equipment	9,094,399	9,340,083	107,878
Vehicles and equipment on operating leases	2,575,353	2,786,756	32,187
Construction in progress	275,357	274,785	3,174

Total property, plant and equipment, at cost	16,849,282	17,426,190	201,273

Less – Accumulated depreciation	(10,613,902)	(11,024,974)	(127,339)

Total property, plant and equipment, net	6,235,380	6,401,216	73,934

Total assets	¥30,650,965	¥32,157,040	$371,414

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2012 and December 31, 2012

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31, 2012	December 31, 2012	December 31, 2012
Liabilities
Current liabilities:
Short-term borrowings	¥3,450,649	¥4,043,692	$46,705
Current portion of long-term debt	2,512,620	2,429,631	28,062
Accounts payable	2,242,583	1,711,542	19,768
Other payables	629,093	590,429	6,819
Accrued expenses	1,828,523	1,843,301	21,290
Income taxes payable	133,778	184,206	2,128
Other current liabilities	984,328	1,078,748	12,460

Total current liabilities	11,781,574	11,881,549	137,232

Long-term liabilities:
Long-term debt	6,042,277	6,423,604	74,193
Accrued pension and severance costs	708,402	729,405	8,424
Deferred income taxes	908,883	1,030,194	11,899
Other long-term liabilities	143,351	276,335	3,192

Total long-term liabilities	7,802,913	8,459,538	97,708

Total liabilities	19,584,487	20,341,087	234,940

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2012 and December 31, 2012 issued: 3,447,997,492 shares at March 31, 2012 and December 31, 2012	397,050	397,050	4,586
Additional paid-in capital	550,650	551,471	6,369
Retained earnings	11,917,074	12,375,236	142,934
Accumulated other comprehensive income (loss)	(1,178,833)	(926,525)	(10,701)
Treasury stock, at cost, 281,187,739 shares at March 31, 2012 and 281,134,297 shares at December 31, 2012	(1,135,680)	(1,135,449)	(13,114)

Total Toyota Motor Corporation shareholders’ equity	10,550,261	11,261,783	130,074

Noncontrolling interests	516,217	554,170	6,400

Total shareholders’ equity	11,066,478	11,815,953	136,474

Commitments and contingencies

Total liabilities and shareholders’ equity	¥30,650,965	¥32,157,040	$371,414

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2012

Consolidated Statements of Income

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2011	For the first nine months ended December 31, 2012	For the first nine months ended December 31, 2012
Net revenues:
Sales of products	¥12,074,816	¥15,400,712	$177,878
Financing operations	806,311	826,394	9,545

Total net revenues	12,881,127	16,227,106	187,423

Costs and expenses:
Cost of products sold	11,009,935	13,420,793	155,010
Cost of financing operations	433,742	427,598	4,939
Selling, general and administrative	1,320,339	1,560,208	18,020

Total costs and expenses	12,764,016	15,408,599	177,969

Operating income	117,111	818,507	9,454

Other income (expense):
Interest and dividend income	79,719	84,426	975
Interest expense	(14,830)	(18,985)	(219)
Foreign exchange gain, net	1,074	13,366	154
Other income, net	14,125	28,472	329

Total other income (expense)	80,088	107,279	1,239

Income before income taxes and equity in earnings of affiliated companies	197,199	925,786	10,693

Provision for income taxes	124,325	378,199	4,368
Equity in earnings of affiliated companies	135,182	182,044	2,102

Net income	208,056	729,631	8,427

Less: Net income attributable to noncontrolling interests	(45,531)	(81,448)	(940)

Net income attributable to Toyota Motor Corporation	¥162,525	¥648,183	$7,487

	Yen	Yen	U.S. dollars
Net income attributable to Toyota Motor Corporation per share
Basic	¥51.83	¥204.68	$2.36

Diluted	¥51.83	¥204.67	$2.36

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2012

Consolidated Statements of Comprehensive Income

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2011	For the first nine months ended December 31, 2012	For the first nine months ended December 31, 2012
Net income	¥208,056	¥729,631	$8,427
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(307,308)	121,442	1,403
Unrealized gains (losses) on securities, net of reclassification adjustments	(30,088)	127,053	1,468
Pension liability adjustments	3,268	8,346	96

Total other comprehensive income (loss)	(334,128)	256,841	2,967

Comprehensive income (loss)	(126,072)	986,472	11,394

Less: Comprehensive income attributable to noncontrolling interests	(24,824)	(85,981)	(993)

Comprehensive income (loss) attributable to Toyota Motor Corporation	¥(150,896)	¥900,491	$10,401

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2012

Consolidated Statements of Income

	Yen in millions		U.S. dollars in millions
	For the third quarter ended December 31, 2011	For the third quarter ended December 31, 2012	For the third quarter ended December 31, 2012
Net revenues:
Sales of products	¥4,601,657	¥5,024,823	$58,037
Financing operations	263,548	293,929	3,395

Total net revenues	4,865,205	5,318,752	61,432

Costs and expenses:
Cost of products sold	4,126,047	4,435,517	51,230
Cost of financing operations	128,588	162,539	1,878
Selling, general and administrative	460,886	595,939	6,883

Total costs and expenses	4,715,521	5,193,995	59,991

Operating income	149,684	124,757	1,441

Other income (expense):
Interest and dividend income	29,111	29,937	346
Interest expense	(3,047)	(6,190)	(71)
Foreign exchange gain (loss), net	14,948	(13,662)	(158)
Other income, net	7,906	(3,593)	(42)

Total other income (expense)	48,918	6,492	75

Quarterly income before income taxes and equity in earnings of affiliated companies	198,602	131,249	1,516

Provision for income taxes	152,535	67,353	778
Equity in earnings of affiliated companies	55,656	58,187	672

Quarterly net income	101,723	122,083	1,410

Less: Quarterly net income attributable to noncontrolling interests	(20,779)	(22,169)	(256)

Quarterly net income attributable to Toyota Motor Corporation	¥80,944	¥99,914	$1,154

	Yen	Yen	U.S. dollars
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	¥25.81	¥31.55	$0.36

Diluted	¥25.81	¥31.55	$0.36

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2012

Consolidated Statements of Comprehensive Income

	Yen in millions		U.S. dollars in millions
	For the third quarter ended December 31, 2011	For the third quarter ended December 31, 2012	For the third quarter ended December 31, 2012
Quarterly net income	¥101,723	¥122,083	$1,410
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,471)	337,702	3,901
Unrealized gains (losses) on securities, net of reclassification adjustments	(9,836)	195,795	2,261
Pension liability adjustments	709	5,652	65

Total other comprehensive income (loss)	(13,598)	539,149	6,227

Quarterly comprehensive income	88,125	661,232	7,637

Less: Quarterly comprehensive income attributable to noncontrolling interests	(18,140)	(44,708)	(516)

Quarterly comprehensive income attributable to Toyota Motor Corporation	¥69,985	¥616,524	$7,121

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first nine months ended December 31, 2012

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2011	For the first nine months ended December 31, 2012	For the first nine months ended December 31, 2012
Cash flows from operating activities:
Net income	¥208,056	¥729,631	$8,427
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	791,835	798,913	9,227
Provision for doubtful accounts and credit losses	(1,313)	15,786	182
Pension and severance costs, less payments	4,655	11,349	131
Losses on disposal of fixed assets	20,698	26,079	301
Unrealized losses on available-for-sale securities, net	3,706	2,074	24
Deferred income taxes	29,468	46,108	533
Equity in earnings of affiliated companies	(135,182)	(182,044)	(2,102)
Changes in operating assets and liabilities, and other	(151,230)	298,328	3,446

Net cash provided by operating activities	770,693	1,746,224	20,169

Cash flows from investing activities:
Additions to finance receivables	(6,177,455)	(7,345,914)	(84,845)
Collection of and proceeds from sales of finance receivables	5,970,145	6,564,843	75,824
Additions to fixed assets excluding equipment leased to others	(463,187)	(568,534)	(6,567)
Additions to equipment leased to others	(555,203)	(774,067)	(8,940)
Proceeds from sales of fixed assets excluding equipment leased to others	21,341	23,795	275
Proceeds from sales of equipment leased to others	334,115	364,631	4,211
Purchases of marketable securities and security investments	(2,424,890)	(2,588,128)	(29,893)
Proceeds from sales of and maturity of marketable securities and security investments	2,195,803	1,989,494	22,979
Changes in investments and other assets, and other	15,403	(19,090)	(221)

Net cash used in investing activities	(1,083,928)	(2,352,970)	(27,177)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,422,742	2,033,503	23,487
Payments of long-term debt	(1,891,213)	(2,064,900)	(23,850)
Increase in short-term borrowings	548,278	411,335	4,751
Dividends paid	(156,785)	(190,008)	(2,194)
Purchase of common stock, and other	(32,361)	(44,229)	(511)

Net cash provided by (used in) financing activities	(109,339)	145,701	1,683

Effect of exchange rate changes on cash and cash equivalents	(124,557)	23,344	269

Net decrease in cash and cash equivalents	(547,131)	(437,701)	(5,056)

Cash and cash equivalents at beginning of period	2,080,709	1,679,200	19,395

Cash and cash equivalents at end of period	¥1,533,578	¥1,241,499	$14,339

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2012, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2012. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In June 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the presentation of comprehensive income. This guidance requires to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun after December 15, 2011. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In December 2011, FASB issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. This guidance is effective for fiscal year beginning on or after January 1, 2013, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In February 2013, FASB issued updated guidance on the presentation of items reclassified out of accumulated other comprehensive income. This guidance requires to present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified out of each component of accumulated other comprehensive income based on its source. This guidance is effective for fiscal year beginning on or after December 15, 2012, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	U.S. dollar amounts:

U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥86.58 = U.S. $1, the approximate current exchange rate at December 31, 2012, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the periods ended December 31, 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first nine months and the third quarter ended December 31, 2011 and 2012, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments at March 31, 2012 and December 31, 2012:

	Yen in millions		U.S. dollars in millions
	March 31, 2012	December 31, 2012	December 31, 2012
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥7,166	¥229	$3
Investments and other assets - Other	61,174	56,537	653

Total	¥68,340	¥56,766	$656

Other current liabilities	¥(2,060)	¥(1,400)	$(16)
Other long-term liabilities	(303)	(348)	(4)

Total	¥(2,363)	¥(1,748)	$(20)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥61,983	¥29,149	$336
Investments and other assets - Other	157,642	167,006	1,929

Total	¥219,625	¥196,155	$2,265

Other current liabilities	¥(38,338)	¥(36,748)	$(425)
Other long-term liabilities	(120,666)	(111,101)	(1,283)

Total	¥(159,004)	¥(147,849)	$(1,708)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥9,531	¥2,952	$34
Investments and other assets - Other	—	—	—

Total	¥9,531	¥2,952	$34

Other current liabilities	¥(21,736)	¥(67,675)	$(782)
Other long-term liabilities	(70)	(5)	(0)

Total	¥(21,806)	¥(67,680)	$(782)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2012 and December 31, 2012:

	Yen in millions
	March 31, 2012
	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥344,623	¥10,607,666
Foreign exchange forward and option contracts	—	2,199,627

Total	¥344,623	¥12,807,293

	Yen in millions		U.S. dollars in millions
	December 31, 2012		December 31, 2012
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥227,186	¥11,026,538	$2,624	$127,357
Foreign exchange forward and option contracts	—	2,056,109	—	23,748

Total	¥227,186	¥13,082,647	$2,624	$151,105

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2011 and 2012:

	Yen in millions
	For the first nine months ended December 31, 2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(2,480)	¥2,985
Interest expense	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥64,125	¥—
Foreign exchange gain (loss), net	(1,041)	—
Foreign exchange forward and option contracts
Cost of financing operations	(1,796)	—
Foreign exchange gain (loss), net	78,628	—

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2012		For the first nine months ended December 31, 2012
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(12,613)	¥13,226	$(146)	$153
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥15,787	¥—	$182	$—
Foreign exchange gain (loss), net	672	—	8	—
Foreign exchange forward and option contracts
Cost of financing operations	(3,323)	—	(38)	—
Foreign exchange gain (loss), net	6,439	—	74	—

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(11,087)	¥11,035
Interest expense	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥18,701	¥—
Foreign exchange gain (loss), net	207	—
Foreign exchange forward and option contracts
Cost of financing operations	(5,124)	—
Foreign exchange gain (loss), net	20,354	—

	Yen in millions		U.S. dollars in millions
	For the third quarter ended December 31, 2012		For the third quarter ended December 31, 2012
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(3,409)	¥3,572	$(39)	$41
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥(50,953)	¥—	$(589)	$—
Foreign exchange gain (loss), net	1,036	—	12	—
Foreign exchange forward and option contracts
Cost of financing operations	(129)	—	(1)	—
Foreign exchange gain (loss), net	(86,101)	—	(994)	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the quarterly consolidated statements of cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by collateral as of December 31, 2012 is ¥5,271 million ($61 million). The aggregate fair value amount of assets that are already posted as collateral as of December 31, 2012 is ¥6,061 million ($70 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥5,271 million ($61 million) as of December 31, 2012.

6.	Contingencies:

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of December 31, 2012 is ¥1,831,699 million ($21,156 million). Liabilities for guarantees totaling ¥4,561 million ($53 million) have been provided as of December 31, 2012. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system “ABS” in certain vehicle models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

Approximately 200 putative class actions and more than 500 individual product liability personal injury cases have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. In April 2010, the approximately 190 putative class actions in federal court as well as the federal product liability personal injury cases and warranty and lemon law cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. Approximately 10 putative class actions and various product liability personal injury cases pending in state courts were subsequently consolidated into the federal action. The remaining class actions lawsuits are pending in a consolidated state action in California.

In December 2012, Toyota and the plaintiffs announced that they had reached an agreement to settle the economic loss claims in the consolidated federal action. The court preliminarily approved the agreement and set a final approval hearing for June 2013. In the third quarter ended December 31, 2012, Toyota recorded a $1.1 billion pre-tax charge against earnings to cover the estimated costs of this resolution and other potential recall-related resolutions, including the resolution of the civil litigation filed by the Orange County District Attorney and the state attorneys general’s investigation discussed below.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The settlement provides a customer support program covering certain vehicle parts, the free installation of a brake override system on the remaining floor mat entrapment safety campaign vehicles and funds for cash payments to customers who do not receive the brake override system, cash payments to individuals who allegedly suffered a loss on the sale, lease or insuring the residual value of Toyota’s vehicles and funds for safety-related research and education programs. The settlement does not cover product liability personal injury claims in the consolidated federal action or pending in various state courts in the United States.

Toyota is also attempting to resolve an action filed by the Orange County District Attorney in California state court seeking, among other things, statutory penalties alleging that Toyota sold and marketed defective vehicles in violation of various California statutes.

Beginning in February 2010, Toyota was sued in approximately 20 putative class actions alleging defects in the antilock braking system in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the alleged defects related to the antilock braking system. These cases have been consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the Court in the federal case issued an order denying the plaintiff’s motion for class certification and granting summary judgment in favor of Toyota on the claims of the principal named plaintiff.

From February through March 2010, Toyota was sued in 6 putative shareholder class actions on behalf of investors in Toyota American Depositary Receipts “ADRs” and common stock. The cases alleged violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act and were consolidated into a single action in the United States District Court for the Central District of California. The judge dismissed with prejudice the claims based on Japan’s Financial Instruments and Exchange Act, and Toyota reached an agreement to resolve the claims asserted on behalf of purchasers of Toyota’s ADRs for an amount not material to Toyota. The court preliminarily approved the settlement and set a final approval hearing for March 2013.

While Toyota has resolved or is attempting to resolve many of these matters, Toyota believes that it has meritorious defenses to all of them and will vigorously defend those matters not resolved.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission “SEC”. The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York seeking production of documents related to the recalls of the steering relay rod. Toyota is cooperating with the U.S. Attorney’s Office and SEC in their investigations, which are on-going.

In June 2012, Toyota announced an amendment to the 2009 floor mat entrapment safety campaign to include model year 2010 RX350 and RX450h. Toyota submitted additional documents related to this amendment pursuant to NHTSA’s request. In October 2012, Toyota filed an additional amendment to include model year 2008 through 2011 Land Cruiser. In December 2012, Toyota announced an agreement with NHTSA to resolve timeliness claims related to the model year 2010 RX350 and RX450h safety campaign under which Toyota agreed to make a $17.4 million payment to the U.S. Treasury.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 30 states’ plus one territory’s attorney general, and certain local governmental agencies regarding various recalls, the facts underlying those recalls and customer handling related to those recalls. Toyota expects to finalize agreements to resolve these investigations in February 2013.

Beyond the amounts accrued for the recall-related matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the other recall-related matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Although Toyota cannot estimate a reasonable range of loss based on currently available information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these claims. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

7.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the first nine months and the third quarter ended December 31, 2011 and 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Segment operating results -

For the first nine months ended December 31, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥11,696,038	¥806,311	¥378,778	¥—	¥12,881,127
Inter-segment sales and transfers	19,425	21,986	339,069	(380,480)	—

Total	11,715,463	828,297	717,847	(380,480)	12,881,127
Operating expenses	11,868,302	573,788	694,592	(372,666)	12,764,016

Operating income (loss)	¥(152,839)	¥254,509	¥23,255	¥(7,814)	¥117,111

For the first nine months ended December 31, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥14,988,873	¥826,394	¥411,839	¥—	¥16,227,106
Inter-segment sales and transfers	29,215	21,385	346,200	(396,800)	—

Total	15,018,088	847,779	758,039	(396,800)	16,227,106
Operating expenses	14,476,303	604,225	720,159	(392,088)	15,408,599

Operating income	¥541,785	¥243,554	¥37,880	¥(4,712)	¥818,507

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$173,122	$9,545	$4,756	$—	$187,423
Inter-segment sales and transfers	337	247	3,999	(4,583)	—

Total	173,459	9,792	8,755	(4,583)	187,423
Operating expenses	167,201	6,979	8,318	(4,529)	177,969

Operating income	$6,258	$2,813	$437	$(54)	$9,454

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,464,150	¥263,548	¥137,507	¥—	¥4,865,205
Inter-segment sales and transfers	7,311	7,930	134,657	(149,898)	—

Total	4,471,461	271,478	272,164	(149,898)	4,865,205
Operating expenses	4,414,290	187,974	256,896	(143,639)	4,715,521

Operating income	¥57,171	¥83,504	¥15,268	¥(6,259)	¥149,684

For the third quarter ended December 31, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,879,235	¥293,929	¥145,588	¥—	¥5,318,752
Inter-segment sales and transfers	9,999	7,382	116,506	(133,887)	—

Total	4,889,234	301,311	262,094	(133,887)	5,318,752
Operating expenses	4,845,510	232,263	246,673	(130,451)	5,193,995

Operating income	¥43,724	¥69,048	¥15,421	¥(3,436)	¥124,757

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$56,355	$3,395	$1,682	$—	$61,432
Inter-segment sales and transfers	116	85	1,345	(1,546)	—

Total	56,471	3,480	3,027	(1,546)	61,432
Operating expenses	55,966	2,682	2,849	(1,506)	59,991

Operating income	$505	$798	$178	$(40)	$1,441

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic Information -

For the first nine months ended December 31, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,929,968	¥3,251,192	¥1,431,512	¥2,086,012	¥1,182,443	¥—	¥12,881,127
Inter-segment sales and transfers	2,747,728	67,711	54,576	145,360	101,775	(3,117,150)	—

Total	7,677,696	3,318,903	1,486,088	2,231,372	1,284,218	(3,117,150)	12,881,127
Operating expenses	7,984,156	3,167,026	1,477,540	2,060,350	1,188,254	(3,113,310)	12,764,016

Operating income (loss)	¥(306,460)	¥151,877	¥8,548	¥171,022	¥95,964	¥(3,840)	¥117,111

For the first nine months ended December 31, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥5,813,559	¥4,492,921	¥1,462,412	¥3,061,504	¥1,396,710	¥—	¥16,227,106
Inter-segment sales and transfers	3,568,958	75,831	55,584	212,985	117,980	(4,031,338)	—

Total	9,382,517	4,568,752	1,517,996	3,274,489	1,514,690	(4,031,338)	16,227,106
Operating expenses	9,116,022	4,403,261	1,496,688	2,988,181	1,423,645	(4,019,198)	15,408,599

Operating income	¥266,495	¥165,491	¥21,308	¥286,308	¥91,045	¥(12,140)	¥818,507

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$67,147	$51,893	$16,891	$35,360	$16,132	$—	$187,423
Inter-segment sales and transfers	41,221	876	642	2,460	1,363	(46,562)	—

Total	108,368	52,769	17,533	37,820	17,495	(46,562)	187,423
Operating expenses	105,290	50,858	17,287	34,513	16,443	(46,422)	177,969

Operating income	$3,078	$1,911	$246	$3,307	$1,052	$(140)	$9,454

“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,925,799	¥1,353,327	¥500,044	¥658,321	¥427,714	¥—	¥4,865,205
Inter-segment sales and transfers	1,098,364	26,203	26,956	45,863	32,459	(1,229,845)	—

Total	3,024,163	1,379,530	527,000	704,184	460,173	(1,229,845)	4,865,205
Operating expenses	3,054,710	1,289,196	516,525	663,701	422,278	(1,230,889)	4,715,521

Operating income (loss)	¥(30,547)	¥90,334	¥10,475	¥40,483	¥37,895	¥1,044	¥149,684

For the third quarter ended December 31, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,765,672	¥1,510,486	¥494,529	¥1,047,203	¥500,862	¥—	¥5,318,752
Inter-segment sales and transfers	1,210,589	14,530	13,860	65,378	29,473	(1,333,830)	—

Total	2,976,261	1,525,016	508,389	1,112,581	530,335	(1,333,830)	5,318,752
Operating expenses	2,960,596	1,542,136	499,136	1,020,798	497,998	(1,326,669)	5,193,995

Operating income (loss)	¥15,665	¥(17,120)	¥9,253	¥91,783	¥32,337	¥(7,161)	¥124,757

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$20,394	$17,446	$5,712	$12,095	$5,785	$—	$61,432
Inter-segment sales and transfers	13,982	168	160	755	341	(15,406)	—

Total	34,376	17,614	5,872	12,850	6,126	(15,406)	61,432
Operating expenses	34,195	17,812	5,765	11,790	5,752	(15,323)	59,991

Operating income (loss)	$181	$(198)	$107	$1,060	$374	$(83)	$1,441

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

Transfers between industries segments or geographic areas are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

For the first nine months ended December 31, 2011 and 2012:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the first nine months ended December 31, 2011	For the first nine months ended December 31, 2012	For the first nine months ended December 31, 2012
North America	¥3,292,426	¥4,532,575	$52,531
Europe	1,353,058	1,381,813	15,960
Asia	2,240,853	2,962,954	34,222
Other	2,173,745	2,876,190	33,220

For the third quarter ended December 31, 2011 and 2012:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the third quarter ended December 31, 2011	For the third quarter ended December 31, 2012	For the third quarter ended December 31, 2012
North America	¥1,369,339	¥1,509,375	$17,433
Europe	473,948	470,179	5,431
Asia	738,882	933,356	10,780
Other	776,618	1,012,572	11,695

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first nine months and the third quarter ended December 31, 2011 and 2012 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the first nine months ended December 31, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥162,525	3,135,688	¥51.83
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	—

Diluted net income attributable to Toyota Motor Corporation per common share	¥162,524	3,135,688	¥51.83

For the first nine months ended December 31, 2012
Basic net income attributable to Toyota Motor Corporation per common share	¥648,183	3,166,813	¥204.68	$7,487	$2.36
Effect of diluted securities
Assumed exercise of dilutive stock options	(14)	18		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥648,169	3,166,831	¥204.67	$7,486	$2.36

For the third quarter ended December 31, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥80,944	3,135,683	¥25.81
Effect of diluted securities
Assumed exercise of dilutive stock options	(0)	—

Diluted net income attributable to Toyota Motor Corporation per common share	¥80,944	3,135,683	¥25.81

For the third quarter ended December 31, 2012
Basic net income attributable to Toyota Motor Corporation per common share	¥99,914	3,166,826	¥31.55	$1,154	$0.36
Effect of diluted securities
Assumed exercise of dilutive stock options	(4)	114		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥99,910	3,166,940	¥31.55	$1,154	$0.36

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first nine months and the third quarter ended December 31, 2011 and 2012 mainly because the options’ exercise prices were greater than the average market price per common share during the period.

On June 15, 2012, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥95,004 million ($1,097 million), ¥30 ($0.35) per share, effective on June 18, 2012. On November 5, 2012, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥95,004 million ($1,097 million), ¥30 ($0.35) per share, effective on November 27, 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2012 and December 31, 2012:

	Yen in millions
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥485,119	¥223,385	¥—	¥708,504
Time deposits	—	50,000	—	50,000
Marketable securities and other securities investments
Government bonds	3,596,625	5,287	—	3,601,912
Common stocks	1,034,319	—	—	1,034,319
Other	40,711	454,549	1,684	496,944
Derivative financial instruments	—	289,931	7,565	297,496

Total	¥5,156,774	¥1,023,152	¥9,249	¥6,189,175

Liabilities
Derivative financial instruments	¥—	¥(180,347)	¥(2,826)	¥(183,173)

Total	¥—	¥(180,347)	¥(2,826)	¥(183,173)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥226,154	¥177,666	¥—	¥403,820
Time deposits	—	65,782	—	65,782
Marketable securities and other securities investments
Government bonds	4,265,633	—	—	4,265,633
Common stocks	1,138,298	—	—	1,138,298
Other	73,296	487,163	3,699	564,158
Derivative financial instruments	—	247,976	7,897	255,873

Total	¥5,703,381	¥978,587	¥11,596	¥6,693,564

Liabilities
Derivative financial instruments	¥—	¥(215,113)	¥(2,164)	¥(217,277)

Total	¥—	¥(215,113)	¥(2,164)	¥(217,277)

	U.S. dollars in millions
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$2,612	$2,052	$—	$4,664
Time deposits	—	760	—	760
Marketable securities and other securities investments
Government bonds	49,268	—	—	49,268
Common stocks	13,147	—	—	13,147
Other	847	5,627	43	6,517
Derivative financial instruments	—	2,864	91	2,955

Total	$65,874	$11,303	$134	$77,311

Liabilities
Derivative financial instruments	$—	$(2,485)	$(25)	$(2,510)

Total	$—	$(2,485)	$(25)	$(2,510)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include primarily negotiable certificate of deposit with original maturities of three months or less. These are measured at fair value using observable interest rates in the market. Time deposits include negotiable certificate of deposit with original maturities over three months. These are measured at fair value using observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include government bonds, common stocks and other investments. Government bonds include 60% of Japanese government bonds, and 40% of U.S., European and other government bonds as of March 31, 2012, and 51% of Japanese government bonds, and 49% of U.S., European and other government bonds as of December 31, 2012. Listed stocks on the Japanese stock markets represent 83% and 84% of common stocks as of March 31, 2012 and December 31, 2012, respectively. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

Derivative financial instruments -

See note 5 to the consolidated financial statements about derivative financial instruments. Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and the third quarter ended December 31, 2011 and 2012 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and the third quarter ended December 31, 2011 and 2012 were not material.